EXHIBIT 4.2

STOCK OPTION

ASSUMPTION, AMENDING AND CONFIRMATION AGREEMENT

THIS AGREEMENT made as of the 21st day of August, 2008.

BETWEEN:

ONCOGENEX PHARMACEUTICALS, INC. (formerly known as SONUS PHARMACEUTICALS, INC.), a corporation existing under the laws of the State of Delaware

(hereinafter referred to as "Sonus")

AND:

ONCOGENEX TECHNOLOGIES INC., a corporation existing under the federal laws of Canada

(hereinafter referred to as "OncoGenex")

WHEREAS:

A.        OncoGenex has issued and outstanding options entitling directors, officers, employees and consultants of OncoGenex to purchase an aggregate of up to 1,489,047 Common shares ("OncoGenex Common Shares") in the capital of OncoGenex (collectively the "OncoGenex Options") pursuant to the OncoGenex Amended and Restated Stock Option Plan (the "OncoGenex Stock Option Plan");

B.        Pursuant to the OncoGenex Stock Option Plan each of the existing OncoGenex Options is evidenced by an option agreement between OncoGenex and the applicable optionee (each an "Option Agreement");

C.        Pursuant to an arrangement agreement (the "Arrangement Agreement") between Sonus and OncoGenex dated as of May 27, 2008, the parties agreed to seek approval from the court for a statutory plan of arrangement (as amended prior to the Effective Time, the "Plan of Arrangement") under section 192 of the Canadian Business Corporations Act pursuant to which Sonus would acquire all of the issued and outstanding shares and debentures in the capital of OncoGenex in exchange for shares of common stock in the capital of Sonus ("Sonus Common Shares");

D.        Under the Plan of Arrangement, each OncoGenex Option will be exchanged for an option (an "Assumed Option") to purchase Sonus Common Shares, and no other consideration will be provided therefor; and

E.        To give effect to the Assumed Options and enable the holders of OncoGenex Options ("Optionholders") to purchase Sonus Common Shares upon exercise of the Assumed Options Sonus has agreed to assume OncoGenex's obligations under the

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OncoGenex Stock Option Plan, as amended hereby, and to assume and exchange OncoGenex Options for Assumed Options on the basis set out in the Plan of Arrangement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.         Definitions. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the Plan of Arrangement unless the context requires otherwise.

2.         Assumption of Plan and Options. In order to implement the Plan of Arrangement and enable Optionholders to purchase Sonus Common Shares pursuant to the Assumed Options on the basis set out in the Plan of Arrangement, Sonus shall, with effect from the Effective Time, assume, observe, perform and discharge all covenants, terms, conditions and obligations contained in the OncoGenex Stock Option Plan and the OncoGenex Options required to be observed, performed and discharged by OncoGenex in the place and stead of OncoGenex on the terms and conditions specified herein.

3.         Terms of Plan. For greater certainty, and in order to give effect to the Assumed Options, the covenants, terms, conditions and obligations which Sonus will observe, perform and discharge in respect of the OncoGenex Stock Option Plan shall, with effect from the Effective Time, be deemed to be those in the OncoGenex Stock Option Plan, subject to the amendments as follows:

(a)

each and every reference to a "Common Share" thereunder shall be deemed to be a reference to a Sonus Common Share and any reference to "Common Shares" under the OncoGenex Stock Option Plan shall be deemed to be a reference to Sonus Common Shares;

(b)	each and every reference to OncoGenex or the Company thereunder shall be deemed to be a reference to Sonus;
(c)	each and every reference to "Series B2 Issue Date" thereunder shall be deemed to be a reference to the Effective Time;
(d)	sections 2.9, 2.12, 2.14, 2.16, 2.28, 2.30, 2.33, 6.1 and 7.5 shall be deemed to be deleted in their entirety;
(e)	section 2.15 shall be deemed to be deleted in its entirety and replaced with the following:

""Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Section 96 of the Securities Act."

(f)	section 2.19 shall be deemed to be deleted in its entirety and replaced with the following:

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""Option Agreement" means an agreement, in the form attached hereto as Schedule "A" or in such other form as may be approved by the Board, whereby the Company grants to an Optionee and Option."

(g)	section 2.32 shall be deemed to be deleted in its entirety and replaced with the following:

""Shares" means the common shares in the capital of the Company as constituted at the Effective Time provided that, in the event of any adjustment pursuant to Section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment."

(h)	the following paragraph shall be deemed to be added immediately following section 2.37 and prior to section 3:

"In addition, in this Plan, the terms "Effective Time" and "Reverse Stock Split" shall have the meanings given thereto in the plan of arrangement between the Company and OncoGenex Technologies Inc. under section 192 of the Canada Business Corporations Act pursuant to which the Company acquired all of the issued and outstanding shares and debentures in the capital of OncoGenex Technologies Inc."

(i)	the reference in Exhibit I to Schedule A to the OncoGenex Stock Option Plan to the address and telephone and facsimile numbers for the Company shall be deemed to be:

1522 217th Place SE, Suite 100 Bothell, WA 98021

Telephone: 425-487-9500

Facsimile: 425-686-1600

(j)	section 3.2 shall be deemed to be deleted in its entirety and replaced with the following:

"The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be equal to 7,464,761 Shares adjusted to reflect the Reverse Stock Split, or such additional amount as may be approved from time to time by the Board."

(k)	the first paragraph of section 4.4(c) shall be deemed to be deleted in its entirety and replaced with the following:

"Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in Subsection 2.29(b), the Optionee’s employer, ceases to be a director, officer, employee or Service Provider, as the case may be, of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the

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normal retirement date under the Company’s or a subsidiary's retirement policy then in force, or due to his or her termination by the Company or a subsidiary other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares as follows:

(i)

subject to Subsection 4.4(c)(ii), in the case of an employee of the Company or of a subsidiary of the Company, until the Expiry Date or the date which is sixty (60) days after the Optionee ceases to be an employee of the Company or a subsidiary of the Company, whichever is sooner, after which the Option held by such Optionee shall be cancelled;

(ii)

in the case of a director and/or officer who is also an employee of the Company or of a subsidiary of the Company, until the Expiry Date or the date which is one (1) year after the Optionee ceases to be an employee of the Company or a subsidiary of the Company, whichever is sooner, after which the Option held by such Optionee shall be cancelled;

(iii)	in the case of a director and/or officer who is not also an employee of the Company or a subsidiary of the Company, or in the case of a Service Provider, until the Expiry Date of the Option."
(l)	section 8.9 shall be deemed to be deleted in its entirety and replaced with the following:

"No Optionee may assign any of his or her rights under the Plan without the consent of the Board."

4.         Terms of Assumed Options. For greater certainty, and in order to give effect to the Assumed Options, the covenants, terms, conditions and obligations which Sonus will observe, perform and discharge in respect of each OncoGenex Option and the Option Agreement evidencing the same shall, pursuant to the Plan of Arrangement and with effect from the Effective Time, be deemed to be those in the respective Option and Option Agreement evidencing the same, subject to the amendments as follows:

(a)	each and every reference to a common share therein shall be deemed to be a reference to a Sonus Common Share;
(b)	each and every reference to OncoGenex or the "Company" therein shall be deemed to be a reference to Sonus;
(c)

each and every reference to "Option Shares" therein shall be deemed to be a reference to that number of Sonus Common Shares as is equal to the product of the Share Exchange Ratio adjusted to reflect the Reverse Stock Split multiplied by the number of OncoGenex Common Shares subject to such Option Agreement (rounded down to the next whole number);

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(d)

each and every reference to "Option Price" therein shall be deemed to be the amount, expressed in U.S. dollars, obtained by (i) dividing the exercise price per share of the OncoGenex Option evidenced by such Option Agreement immediately prior to the Effective Time by (ii) the Share Exchange Ratio adjusted to reflect the Reverse Stock Split and (iii) multiplying the resulting quotient by the noon buying rate of exchange for one U.S. dollar in Canadian dollars as published by the Federal Reserve Bank of New York on the date immediately prior to the Effective Date or, if no rate was published on such date, the noon buying rate most recently published by the Federal Reserve Bank of New York preceding such date (rounded up to the nearest one hundredth of a cent);

(e)

to the extent that OncoGenex Options have not been exercised prior to the Effective Time, each and every reference to a number of shares becoming Vested on a specific date under an Option Agreement shall be deemed to be a reference to that number of Sonus Common Shares as is equal to the product of the Share Exchange Ratio adjusted to reflect the Reverse Stock Split multiplied by the number of OncoGenex Common Shares referred to in the Option Agreement as becoming Vested on such dates (rounded to the next whole number provided such rounding does not reduce the aggregate number of Option Shares);

(f)	for purposes of the foregoing, the terms “Effective Time”, “Reverse Stock Split” and “Share Exchange Ratio” shall have the meanings set forth in the Plan of Arrangement; and
(g)

notwithstanding the above, in the event a holder of an OncoGenex Option would be subject to Section 409A of the Code as a result of the application of the terms of this agreement, the determination of Option Price and Option Shares with respect to such Optionee shall be adjusted as necessary such that the transactions contemplated herein satisfy the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

5.         Other Terms. Other than as provided herein, the term to expiry, conditions to and manner of exercise and other terms and conditions of the Assumed Options shall be the same as the terms and conditions of the OncoGenex Options for which they are assumed and exchanged.

6.         Option Certificates or Notices. With effect from the Effective Time, any Option Agreement evidencing an OncoGenex Option shall be deemed to evidence an Assumed Option.

7.         Deemed Cancellation of OncoGenex Options. Upon the exchange of each OncoGenex Option for an Assumed Option to purchase Sonus Common Shares pursuant to the Plan of Arrangement, each such OncoGenex Option exchanged thereby shall be deemed to be terminated, and of no further force or effect, and only the Assumed Option to purchase Sonus Common shares shall be deemed to exist in substitution thereof.

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8.         Notification of this Agreement and the Arrangement. Sonus shall, as promptly as practicable after the Effective Date, deliver to each of the Optionholders by pre-paid ordinary mail a notice of the terms of this Agreement and a confirmation of the number of Sonus Common Shares and the relevant exercise price thereof under each of their respective Assumed Options.

9.         Notices. All notices and other communications which may or are required to be given pursuant to any provisions of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

(a)	If to Sonus:

Sonus Pharmaceuticals, Inc.

1522 217th Place SE

Suite 100

Bothell, WA 98021

Attention:	Chief Executive Officer
Facsimile:	425-686-1600
(b)	If to OncoGenex:

OncoGenex Technologies Inc.

400 – 1001 West Broadway

Vancouver, BC V6H 4B1

Attention:	President and Chief Executive Officer
Facsimile:	(604) 736-3687

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

10.       Further Assurances. Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and things and execute and delivery all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.       Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

12.       Binding Effect. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors.

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13.       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

ONCOGENEX PHARMACEUTICALS, INC.

Per: /s/ Scott Cormack
Authorized Signatory

ONCOGENEX TECHNOLOGIES INC.

Per: /s/ Stephen Anderson
Authorized Signatory

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